Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS ANNOUNCES

FOURTH QUARTER AND FISCAL 2013 YEAR-END RESULTS

Record fourth quarter gross auction proceeds, revenue and earnings

FOR IMMEDIATE RELEASE: March 3, 2014

All dollar amounts are presented in U.S. dollars.

VANCOUVER, British Columbia – Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA, the “Company” or “Ritchie Bros.”), the world’s largest industrial auctioneer, announces record fourth quarter net earnings1 of $33.7 million, or $0.31 per diluted share, for the three months ended December 31, 2013. This is a 53% increase compared to net earnings of $22.1 million, or $0.21 per diluted share, generated in the same quarter last year. The Company’s revenues for the fourth quarter of 2013 grew by 12% to record $131.2 million compared to $117.1 million for the same period in 2012. Selling, general and administrative expenses, excluding depreciation and amortization, for the fourth quarter of 2013 increased by 7% from the same period in 2012.

Excluding the after-tax effects of excess property sales and other non-recurring items, the Company generated record fourth quarter adjusted net earnings of $30.3 million, or $0.28 per diluted share during the quarter ended December 31, 2013. This compares to adjusted net earnings of $22.4 million, or $0.21 per diluted share in the same quarter last year, representing a 36% increase. Adjusted net earnings is a non-GAAP financial measure2.

For the year ended December 31, 2013, Ritchie Bros. generated net earnings of $93.8 million, or $0.88 per diluted share, an 18% increase, compared to net earnings of $79.6 million, or $0.74 per diluted share in 2012. Excluding the after-tax effects of excess property sales and other non-recurring items, adjusted net earnings for the year ended December 31, 2013 were $90.0 million, or $0.84 per diluted share, compared adjusted net earnings of $82.6 million, or $0.77 per diluted share in 2012. This represents a 9% increase in adjusted net earnings over the prior year. During 2013, the Company generated annual revenues of $467.4 million, an increase of 7% compared to revenues of $438.0 million in 2012.

“Our performance this quarter demonstrated the operating leverage inherent to Ritchie Bros.’ business model. The record $1.1 billion of gross auction proceeds generated during the fourth quarter, combined with a strong revenue rate and a 38% EBITDA margin, produced more earnings for the company than we’ve ever achieved in the fourth quarter before,” said Peter Blake, CEO of Ritchie Bros. Auctioneers.

Mr. Blake continued, “Over the course of 2013, we maintained a disciplined approach to our underwritten business, the results of which bolstered our revenue rate to a record level for the fiscal year. We expect this ongoing strategy, combined with our continued focus on growing our sales team, will position us well in 2014 to capitalize on the improving mix and supply of used equipment coming to market.”

During 2013, the Company conducted 245 unreserved industrial auctions in 17 countries throughout North America, Central America, Europe, the Middle East, Africa, Asia and Australia.

[1]	Net earnings, adjusted net earnings, and diluted earnings per share have been presented excluding non-controlling interest and represent only those amounts attributable to equity holders of the parent, to conform with the presentation adopted in our consolidated financial statements.
[2]	See Non-GAAP Financial Measures for a description of this measure and refer to the accompanying tables for reconciliations of this measure to net earnings attributable to equity holders of the parent.

Gross auction proceeds and revenues

Gross auction proceeds (“GAP”) were $1.1 billion during the fourth quarter of 2013, an 11% increase compared to the same quarter of 2012 and a record for the fourth quarter. This increase was due in part to the timing of some auctions that did not occur in the fourth quarter last year. EquipmentOne contributed $23.0 million to GAP in the fourth quarter of 2013 compared to $27.4 million in the same period of 2012. Gross auction proceeds is a non-GAAP financial measure3. The Company’s revenue rate (revenues as a percentage of GAP) during the fourth quarter of 2013 was 11.82%, marginally higher than the 11.71% revenue rate achieved in the same quarter of 2012.

For the year ended December 31, 2013, GAP was $3.8 billion, a 2% decrease from the $3.9 billion generated in 2012. EquipmentOne contributed $88.6 million to GAP during 2013, compared to $64.9 million in 2012. The Company’s revenue rate was 12.24% for the year ended December 31, 2013—a record annual revenue rate for the Company, compared to 11.21% in 2012.

Revenue growth in both the fourth quarter and year ended December 31, 2013 was aided by an increased revenue rate. The improvement in revenue rate is consistent with the Company’s strategic focus on managing the performance of its at risk (or underwritten) business. The Company’s at risk business, which is comprised of guarantee and inventory contracts, represented 34% of GAP in the fourth quarter of 2013, compared to 28% in the fourth quarter of 2012. The at risk business represented 28% of GAP for the year ended December 31, 2013, compared to 32% in 2012.

Quarterly dividend

On January 20, 2014, Ritchie Bros. declared a quarterly dividend of $0.13 per common share payable on March 7, 2014 to shareholders of record on February 14, 2014.

Ritchie Bros. paid out total dividends of $53.9 million during 2013, compared to $50.0 million in 2012.

CEO and Board change

On October 8, 2013, Peter Blake, CEO and Director, announced that he will resign once a new CEO has been appointed by the Board. The selection process is progressing well, and several highly qualified candidates have been identified by the Search Committee. Mr. Blake will continue to lead the Company until the leadership transition is complete, to ensure minimal disruption.

Related to this leadership transition, both Peter Blake and Robert Murdoch, Chairman of the Board, have agreed to continue on the Board until the successful leadership handover occurs. As a result, both Messrs. Blake and Murdoch will stand for re-election as Directors at the Company’s 2014 Annual General Meeting of Shareholders. It is expected that they will step down from their Board positions after the leadership change and transition is duly complete. At the time of Mr. Murdoch’s retirement from the Board – due to reaching the mandatory age limit – Beverley Briscoe, currently Deputy Chair, is expected to become Chair of the Board, as previously announced.

Online bidding statistics

Ritchie Bros. sold over $1.4 billion of equipment, trucks and other assets to online buyers during 2013, an 8% increase compared to 2012 and the highest annual amount sold online by the Company. Online buyers represented 37% of GAP during 2013. Internet bidders comprised over 60% of the total bidder registrations at Ritchie Bros. industrial auctions in the fourth quarter of 2013, and over 55% for the year ended December 31, 2013.

Website statistics

The Ritchie Bros. website (www.rbauction.com), which is a gateway to our online bidding system and showcases upcoming auctions and equipment to be sold, attracted roughly 6.2 million unique visitors in 2013, an 11% increase compared to 2012.

Upcoming auctions

There are currently 134 unreserved auctions on the 2014 Ritchie Bros. auction calendar at rbauction.com, including auctions in North America, Central America, Europe and Australia.

3 See Non-GAAP Financial Measures for a description of this measure.

Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter and for the year ended December 31, 2013, at 8:00 am Pacific Time / 11:00 am Eastern Time on March 3, 2014.

To listen to the conference call, please access the webcast at the following link: http://www.rbauction.com/investors

A replay will be available on the website shortly after the call.

Non-GAAP measures

The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non-recurring items. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and eliminates the impact of items the Company does not consider to be part of its normal operating results.

The term gross auction proceeds represents the total proceeds from all items sold by Ritchie Bros. The Company’s definition of GAP may differ from those used by other participants in its industry. GAP is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in the Company’s consolidated financial statements. The Company believes that revenues, which is the most directly comparable measure in its consolidated income statements, and certain other line items, are best understood by considering their relationship to GAP. Revenues are earned by Ritchie Bros. in the course of conducting its auctions and online marketplace transactions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including through the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements that involve risks and uncertainties, including, in particular, statements regarding signals of a stronger market and supply environment and the Company being well positioned to capitalize on any market improvements; anticipated results for future periods; the operating leverage in the Company’s business model; and transitions of the Company’s CEO and certain Board members. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the market acceptance of the Company’s recent initiatives including Ritchie Bros. EquipmentOne; the growth potential in established and emerging markets; economic and other conditions in local, regional and global markets; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. Forward-looking statements are made as of the date of this press release and the Company does not undertake any obligation to update the information contained herein unless required by applicable securities legislation.

Condensed Consolidated Income Statements

(Amounts in table and related footnotes are in USD thousands, except share and per share amounts)

	Year ended December 31, 2013	Year ended December 31, 2012
Gross auction proceeds	$3,817,768	$3,907,991

Revenues	$467,403	$437,955
Direct expenses	54,008	49,687

	413,395	388,268
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	243,736	227,091
Depreciation and amortization	43,280	41,138

	287,016	268,229

Earnings from operations	126,379	120,039
Other income (expense):
Foreign exchange gain (loss)	28	(619)
Gain (loss) on disposition of property, plant and equipment	10,552	(2,074)
Other income (expense)	2,522	(891)

	13,102	(3,584)

Finance income (costs):
Finance income	2,708	2,420
Finance costs	(7,434)	(6,860)

	(4,726)	(4,440)

Earnings before income taxes	134,755	112,015
Income taxes	40,129	32,469

Net earnings	$94,626	$79,546

Net earnings attributable to:
Equity holders of the parent	93,825	79,551
Non-controlling interest	801	(5)

	94,626	79,546

Attributable to equity holders of the parent:
Net earnings per share - basic	$0.88	$0.75
Net earnings per share - diluted	$0.88	$0.74

Weighted average shares outstanding	106,768,856	106,469,665
Diluted weighted average shares outstanding	107,048,832	106,923,852
Net earnings attributable to equity holders of the parent:	$93,825	$79,551
After-tax loss (gain) on excess property (1,2)	(7,225)	3,004
After-tax impact of CEO separation agreement (3)	3,389	—

Adjusted net earnings attributable to equity holders of the parent	$89,989	$82,555

Attributable to equity holders of the parent:
Adjusted net earnings per share - basic	$0.84	$0.78
Adjusted net earnings per share - diluted	$0.84	$0.77

(1)	Net earnings for the year ended December 31, 2013 included a gain of $9,880 ($7,225 after tax, or $0.07 per diluted share) recorded on the sale of excess property in Fort Worth, Texas and Prince Rupert, British Columbia.
(2)	Net earnings for the year ended December 31, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Olympia, Washington permanent auction site; and net impairment losses of $2,804 ($1,807 after tax, or $0.02 per diluted share) recorded against the Company’s former permanent auction sites in Statesville, North Carolina, and London, Ontario.
(3)	Net earnings for the year ended December 31, 2013 included an expense of $4,580 ($3,389 after tax, or $0.03 per diluted share) recorded to recognize liabilities incurred relating to the CEO separation agreement.

Condensed Consolidated Interim Income Statements

(Amounts in table and related footnotes are in USD thousands, except share and per share amounts)

	Three months ended December 31, 2013	Three months ended December 31, 2012
Gross auction proceeds	$1,109,834	$1,000,413

Revenues	$131,223	$117,140
Direct expenses	17,196	12,771

	114,027	104,369
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	64,863	60,600
Depreciation and amortization	11,426	10,638

	76,289	71,238

Earnings from operations	37,738	33,131
Other income (expense):
Foreign exchange gain	102	72
Gain (loss) on disposition of property, plant and equipment	9,648	(353)
Other income (expense)	937	(484)

	10,687	(765)

Finance income (costs):
Finance income	646	722
Finance costs	(1,658)	(1,778)

	(1,012)	(1,056)

Earnings before income taxes	47,413	31,310
Income taxes	13,287	9,207

Net earnings	$34,126	$22,103

Net earnings attributable to:
Equity holders of the parent	33,745	22,067
Non-controlling interest	381	36

	34,126	22,103

Attributable to equity holders of the parent:
Net earnings per share - basic	$0.32	$0.21
Net earnings per share - diluted	$0.31	$0.21

Weighted average shares outstanding	106,894,444	106,545,880
Diluted weighted average shares outstanding	107,138,730	106,953,754

Net earnings attributable to equity holders of the parent:	$33,745	$22,067
After-tax loss (gain) on excess property (1,2)	(6,810)	296
After-tax impact of CEO separation agreement (3)	3,389	—

Adjusted net earnings attributable to equity holders of the parent	$30,324	$22,363

Attributable to equity holders of the parent:
Adjusted net earnings per share - basic	$0.28	$0.21
Adjusted net earnings per share - diluted	$0.28	$0.21

(1)	Net earnings for the three months ended December 31, 2013 included a gain of $9,203 ($6,810 after tax, or $0.06 per diluted share) recorded on the sale of excess property near Prince Rupert, British Columbia.
(2)	Net earnings for the three months ended December 31, 2012 included an impairment loss of $632 ($471 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site in London, Ontario; and an impairment reversal of $285 ($175 after tax, or $0.00 per diluted share) recorded against the Company’s former permanent auction site in Statesville, North Carolina.
(3)	Net earnings for the three months ended December 31, 2013 included an expense of $4,580 ($3,389 after tax, or $0.03 per diluted share) recorded to recognize liabilities incurred relating to the CEO separation agreement.

Selected Balance Sheet Data (USD thousands)

	As at December 31, 2013	As at December 31, 2012
Current assets	$398,379	$345,601
Current liabilities	288,331	249,548

Working capital	$110,048	$96,053
Total assets	$1,162,295	$1,132,498
Non-current borrowings	$147,234	$200,746
Total shareholders’ equity	$694,551	$656,531

Selected Operating Data (unaudited)

	Year ended December 31, 2013	Year ended December 31, 2012
Revenues as percentage of gross auction proceeds	12.24%	11.21%
Number of consignments at industrial auctions	43,550	42,100
Number of bidder registrations at industrial auctions	425,000	389,500
Number of buyers at industrial auctions	104,550	99,250
Number of lots at industrial auctions	301,000	287,000
Number of permanent auction sites	39	39
Number of regional auction sites	5	5
Total auction sites	44	44
Number of industrial auctions	245	221
Number of vice presidents of sales, regional sales managers, and territory managers (“revenue producers”)	340	329

Average Industrial Auction Data (unaudited)

	Year ended December 31, 2013	Year ended December 31, 2012
Gross auction proceeds	$14.3 million	$16.5 million
Bidder registrations	1,740	1,760
Consignors	180	190
Lots	1,230	1,300

For further information, please contact:

Jamie Kokoska

Investor Relations Manager

Phone: 1.778.331.5219

Email: jkokoska@rbauction.com